Exhibit 99.1

ATA Announces Entry into Definitive Agreement to Acquire Beijing Biztour, a Leading China-based Service Provider of B2B International Education Tours

Beijing, China, August 16, 2018 — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a company focused on providing students with quality educational experiences and services in China and abroad, today announced that the Company has entered into a definitive agreement for the acquisition of Beijing Biztour International Travel Service Co., Ltd. (“Beijing Biztour”), a provider of international educational study tour and travel services for students in China who are interested in overseas study tours primarily in the U.S., United Kingdom, and Australia.

As previously announced in a press release on March 26, 2018, the Company had entered into a framework agreement for strategic investment in Beijing Biztour, which included a six-month exclusive negotiation period with Beijing Biztour during which ATA would conduct due diligence and determine whether it would work toward a definitive acquisition agreement with Beijing Biztour to acquire 100% of the company’s shares.

ATA to Acquire Beijing Biztour for RMB50.0 Million

Under the terms of the definitive acquisition agreement, ATA will acquire 100% of the shares of Beijing Biztour for a total purchase price of RMB50.0 million, consisting of an RMB37.43 million payment, 50% payable in cash and 50% payable in newly issued shares of ATA, and issuance of RMB12.57 million worth of incentive stock compensation for staff of Beijing Biztour over a three-year period. Share consideration is calculated based on a pre-dilution valuation of US$150 million for ATA. Management of Beijing Biztour is expected to stay on and work with ATA management on growing the business.

The Company will file a Form 6-K containing the definitive acquisition agreement and additional information, which investors may access on the SEC Filings page on ATA’s website or on the U.S. Securities and Exchange Commission website at www.sec.gov.

Beijing Biztour — A Leading Provider of B2B Educational Tour Services in China

Beijing Biztour specializes in providing comprehensive affordable, high-end solutions for study tour products, which include overseas learning and tour service provisions. Through its B2B distribution network, Beijing Biztour serves more than 7,000 students each year and is one of the largest educational tour service providers in China. Beijing Biztour has an extensive global network of overseas partners including 1,100 host families, 300 part-time team members in the U.S. alone, and close relationships with many well-regarded school districts and top universities including Harvard, Columbia, Stanford and MIT. Beijing Biztour also partners with over 200 education camps focused on a variety of subjects and over 300 globally recognized companies. Serving students from all over China, Beijing Biztour has more than 300 study tour products in over 15 categories, including language, sport, art, math, robotics, technology, leadership, and outdoor activities, in more than 30 international study tour destinations.

Mr. Jack Huang, ATA’s President, stated, “We are pleased to have this opportunity to continue partnering with the Beijing Biztour team and look forward to working closely with management on growing the business and pursuing prospects for expansion and diversification by leveraging ATA’s expertise in learning technologies and industry relationships, as well as the synergies between our operational capabilities, resources and competencies. As one of China’s largest international study tour service providers, Beijing Biztour possesses an extensive network of education and service partners in the U.S. and abroad. The company is well positioned to take advantage of the growing demand for study tours in China by leveraging its experience and knowledge in curating unique and enriching experiences for the Chinese students. We are excited about the growth opportunities afforded by this acquisition and are looking forward to this next stage of ATA’s evolution.”

ATA Outlines Expansion Strategy for 2018 and Beyond

Led by its experienced leadership team, ATA believes that it can leverage its expertise in competency-focused assessment/education service capabilities and industry relationships to scale the growth of well-established education enterprises such as Beijing Biztour to expand its presence in China and beyond, transforming the Company into a leading international education service provider.

The initial goal would be to increase outreach to support a growing population of students that want to expand their learning beyond the classroom, through educational travel experiences. Driven by increased demand for more diverse international education opportunities by urban families in China, the international educational travel market is particularly attractive as a growing number of China-based students seek short- and long-term international education opportunities. China remains the world’s no. 1 source of international students and sends the largest number of students overseas for study. According to the Ministry of Education, 544,500 Chinese students pursued study abroad opportunities in 2016, more than triple the 179,800 students who sought overseas education in 2008.

About ATA Inc.

ATA is focused on providing quality educational experiences and services for students throughout China and abroad. ATA aims to offer online, on-campus, and other education programs through a network of global education partners. For more information, please visit ATA’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terms such as “believe,” “could,” “expect,” “future,” “look forward to,” “plan,” “should,” “will,” and similar terms. Examples of forward-looking statements in this press release include statements about ATA’s plan and efforts to transform itself into a leading international education service provider; ATA’s anticipated acquisition of Beijing Biztour and subsequent business activities; the anticipated benefits to ATA’s expansion efforts into the international education market; and the ability of ATA and Beijing Biztour to cooperate effectively and to introduce offerings and build partnerships. These forward-looking statements involve known and unknown risks and uncertainties, are based on current expectations, assumptions, estimates, and projections by both ATA and Beijing Biztour, and are subject to governmental approvals and other conditions. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. The Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Amy Tung, Chief Financial Officer	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Katherine Yao, Senior Associate
+86 10 6587 6435
kyao@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com